Exhibit 99.3

SECOND AMENDMENT TO
EMPLOYMENT AGREEMENT
JOHN SWON

THIS SECOND AMENDMENT dated November 14, 2007 (the "Amendment") among Millennium Biotechnologies Group, Inc., a Delaware corporation ("Group"), Millennium Biotechnologies, Inc. (the "Company"), and John Swon (the "Executive").

WHEREAS, the Executive is currently employed by the Company, a wholly owned subsidiary of Group, under an Employment Agreement dated as of April 1, 2001 and amended as of November 11, 2005 (the "Employment Agreement");

WHEREAS, the Executive, Group and the Company have agreed that the Employment Agreement will be amended as provided herein.

NOW, THEREFORE, in consideration of the covenants and agreements hereinafter set forth and for other good and valuable consideration, the Company, Group and the Executive hereby agree the Employment Agreement shall be amended as follows:

1.     The following is added to Section 1:

The Executive shall not render services to any other person or organization for which he receives compensation without the consent of the President or the Chief Executive Officer.

2.     Section 2 is amended to the extent of extending the termination date of the Term from December 31, 2010 to December 31, 2011.

3.     Section 3(a) is amended to the extent that the Base Salary shall be increased from $98,000 to $150,000 per annum effective as of January 1, 2008.

4.	Section 3(b) is amended to read in its entirety as follows:

3(b) Bonus.   The Company and Group shall pay the following bonus compensation to the Executive:

The Executive shall receive an annual bonus following each fiscal year during the Term of the Employment Agreement at the rate of $25,000 and 250,000 shares of Group common stock for each $5 million in revenue of the Company as reported in the Company’s annual financial statement, provided any bonus hereunder with respect to annual revenues exceeding $50,000,000 shall be subject to the sole and exclusive discretion of Group’s Board of Directors.

5.     Section 3(c), the “Mandatory Bonus” based on a percentage of sales is deleted in its entirety and shall have no force or effect.

6.     MISCELLANEOUS

(a) Entire Agreement; Amendment. The Employment Agreement as amended by the Second Amendment represents the entire agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between or among Group, the Company and the Executive. The Employment Agreement may be further amended at any time by mutual written agreement of the parties hereto.

(b)  Counterparts.  This Second Amendment may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company and Group have caused this Second Amendment to be duly executed by their authorized representatives and the Executive has hereunto set his hand, in each case effective as of the day and year first above written.

Millennium Biotechnologies Group, Inc. Millennium Biotechnologies, Inc.

By: /s/ Jerry E. Swon

Executive

/s/ John Swon
John Swon